Supplement dated June 2, 2004

To PROSPECTUS SUPPLEMENT dated May 24, 2004
(To Prospectus dated April 23, 2004)

$598,862,100
(Approximate)

HarborView Mortgage Loan Trust 2004-5
Mortgage Loan Pass-Through Certificates, Series 2004-5

Greenwich Capital Acceptance, Inc.

Depositor

Greenwich Capital Financial Products, Inc.

Seller

Wells Fargo Bank, N.A.

Master Servicer

The prospectus supplement dated May 24, 2004 to the prospectus dated April 23, 2004 with respect to the above captioned series is hereby amended as follows:

1.

The first sentence of the last paragraph on page S-7 is hereby replaced by the following:

Interest on the certificate principal balance of the Class 2-A-2B Certificates for any distribution date in or prior to April 2009 will be calculated at an annual rate equal to the lesser of (i) 4.722% and (ii) the “Adjusted Net WAC” for the group 2 mortgage loans (as described in “Description of the Certificates—Interest” in this prospectus supplement”).

2.

The first sentence of the last full paragraph on page S-97 is hereby replaced by the following:

The “pass-through rate” of the Class 2-A-2B Certificates on any distribution date in or prior to April 2009 will be equal to the lesser of (i) 4.722% and (ii) the Adjusted Net WAC of the group 2 mortgage loans for that distribution date.  For any distribution date, the “Adjusted Net WAC” of the group 2 mortgage loans will be equal to the excess of (i) the product of (a) the net WAC of the group 2 mortgage loans for that distribution date and (b) approximately 2.1538461538 over (ii) the product of (a) the annual pass-through rate of the Class 2-A-2A Certificates for that distribution date and (b) a fraction, the numerator of which is 15 and the denominator of which is 13.

RBS Greenwich Capital

WaMu Capital Corp.

June 2, 2004